UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: May 5, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated May 5, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter S. Antturi Peter S. Antturi Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

FOR IMMEDIATE RELEASE

PETER EVENSEN JOINS TEEKAY AS SENIOR VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER

Nassau, The Bahamas, May 5, 2003 - Teekay Shipping Corporation (NYSE:TK) -- Teekay Shipping Corporation today announced that Mr. Peter Evensen will join Teekay as Senior Vice President and Chief Financial Officer, effective May 15, 2003. Mr. Evensen replaces Mr. Peter Antturi, who has been appointed President of Navion ASA, the shuttle tanker and shipping company recently acquired by Teekay.

Mr. Evensen brings to Teekay more than twenty years of industry experience in the shipping finance and capital markets. He started his career in 1983 with Manufacturers Hanover Trust, working in both New York and Oslo, specializing in shipping finance. In 1989 he was appointed Managing Director and Head of European Shipping Group in London, a position he retained after the mergers with Chemical Bank and subsequently The Chase Manhattan Bank. Since 1997 he has been the Managing Director and Head of Global Shipping with JPMorgan Securities, Inc., the investment banking subsidiary of JPMorgan Chase located in New York. In the course of his career Mr. Evensen has led a wide variety of equity, debt and mergers and acquisitions transactions.

Bjorn Moller, President and CEO of Teekay, said, “We are very pleased that Peter Evensen, a well-known leader in the shipping industry, is joining us. His in-depth knowledge of the shipping industry and his extensive experience in the banking and capital markets will make him a valuable addition to our management team.”

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium sized oil tankers.

With offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company’s fleet has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

For Investor Relations enquiries contact:
Jerome Holland
Tel: +1 (604) 844-6654

Web site: www.teekay.com

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